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SECU... ...ES
SECU... ...GE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8- 31701

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) to 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

1393 Veterans Memorial Highway
(No. and Street)

Hauppauge (City) — New York (State) — 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Dominick Cidoni — (631) 979-0097 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) — Hauppauge (City) — New York (State) — 11788 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ICY

OATH OR AFFIRMATION

I, Michael Belfiore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Empire Securities, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

Subscribed and sworn to before me this

25 day of February 2003

Notary Public

STEPHANIE PELLA
Notary Public, State of New York
No. 52-4921459
Qualified in Suffolk County
Commission Expires June 20, 2006

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. (an S-corporation) as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Empire Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
January 24, 2003

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$ 364,184
Deposits with clearing broker	50,125
Securities owned at market	
Trading	32,550,520
Investment	6,000,475
Other assets	159,720
Property And Equipment – (net of accumulated depreciation)	159,250
	$ 39,284,274

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts & notes payable and accrued expenses	$ 1,553,102
Payable to clearing broker, net	34,549,616
Securities sold, not yet purchased, at market	81,600
	36,184,318
Stockholder's Equity	
Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding	324,156
Additional paid in capital	90,000
Retained earnings	2,685,800
	3,099,956
	$ 39,284,274

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF INCOME
Year ended December 31, 2002

Revenues		
Net gains on firm securities trading account		$ 17,031,367
Interest		495,584
Other		121,501
	Total Revenues	17,648,452
Expenses		
Commissions, employee compensation and benefits		11,466,827
Payroll taxes		451,687
Clearance charges		338,815
Quotation systems		242,042
Telephone		133,507
Rent		406,341
Interest		145,013
Professional fees		91,820
Management services		653,759
Other operating expenses		1,106,444
	Total Expenses	15,036,255
	Income From Operations	2,612,197
Other Non-Operating Loss		
Net loss on securities - investments		161,445
	Income Before Income Taxes	2,450,752
Provision for Income Taxes		22,012
	Net Income	$ 2,428,740

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances, January 1, 2002	$ 324,156	$ 90,000	$ 2,872,060	$ 3,286,216
Add: Net Income			2,428,740	2,428,740
Less: Distributions to Stockholder			2,615,000	2,615,000
Balances - December 31, 2002	$ 324,156	$ 90,000	$ 2,685,800	$ 3,099,956

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF CHANGES IN CASH FLOWS
Year ended December 31, 2002

Cash Flows From Operating Activities	
Net income	$ 2,428,740
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	15,964
(Increase) decrease in:	
Deposits with clearing broker	215,428
Securities owned at market	(7,335,592)
Other assets	(13,943)
Increase (decrease) in:	
Accounts payable and accrued expenses	(258,356)
Payable to clearing broker	7,798,012
Net Cash and Cash Equivalents Provided by Operating Activities	2,850,253
Cash Flows From Investing Activities	
Purchase of property and equipment	(130,026)
Net Cash and Cash Equivalents Used by Investing Activities	(130,026)
Cash Flows From Financing Activities	
Distributions to stockholder	(2,615,000)
Principal Payments on Debt	(3,318)
Net Cash and Cash Equivalents Used by Financing Activities	(2,618,318)
Net Increase in Cash and Cash Equivalents	101,909
Cash and Cash Equivalents - Beginning	262,276
Cash and Cash Equivalents - Ending	$ 364,185
Supplemental Disclosure of Cash Flows Information	
Cash Paid during the period for:	
Income taxes	$ 32,034
Interest	$ 145,013
Supplemental Disclosure of Non-cash Activities	
Acquisition of Equipment	
Cost of Fixed Assets	$ 150,026
Less: Amount financed	20,000
Cash paid for Fixed Assets	$ 130,026

See notes to financial statements.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1 - Summary of Significant Accounting Policies

Business Description

The Company is registered with the National Association of Security Dealers (NASD) as a broker-dealer of securities. All security transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts. The company maintains a nationwide customer base.

Profit and loss arising from securities entered into for the account and risk of the Company, as well as customers' securities transactions, are reported on a settlement date basis.

Property and Equipment

All property and equipment are recorded at cost and are depreciated over their useful lives using the modified cost recovery system ranging from five to seven years.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for Federal and New York State income taxes. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. The Company may be subject to a New York State franchise tax surcharge if income exceeds certain levels.

Note 2 - Cash and Cash Equivalents

Cash equivalents consist of money market funds and investments with original maturities of 90 days or less. Certificates of deposit with original maturities over 90 days and other short-term investments are classified separately.

Note 3 - Deposits With Clearing Brokers

The Company changed its clearing broker from Montgomery Correspondent Services, a division of Banc of America Services, LLC to BNY Clearing Services, LLC (BNY). The agreement between the company and BNY required that the Company maintain a collateral deposit of $250,000. Management anticipates the company will establish this deposit with the clearing broker during March 2003.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 4 - Securities Owned, and Sold Not Yet Purchased

Marketable securities owned consist of the following:

	Owned	Sold Not Yet Purchased
United States Treasury Bills	$ 29,941,999	
Equities	1,561,917	$ 81,600
Certificate of Deposit	201,411	
Government Securities	6,614,408	
Corporate Bonds	231,260	
	$ 38,550,995	$ 81,600

Note 5 - Property and Equipment

Property and equipment are comprised as follows:

Office furniture and fixtures	$ 12,579
Office equipment	196,180
Transportation equipment	26,040
	234,799
Less: accumulated depreciation	75,549
	$ 159,250

Total depreciation expense for the year ended December 31, 2002 amounted to $15,964.

Note 6 - Payable to Clearing Broker - net

Payable to clearing broker is for the purchase of securities net of amounts due from the clearing broker from customer transactions.

Note 7 - Related Party Transactions

The stockholder of First Empire Securities, Inc. is also the stockholder of First Empire CD Management, Inc. These companies share office facilities, personnel, operating costs and a common paymaster. The company entered into a management service agreement whereby it pays First Empire CD Management $50,000 per month.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 8 - Commitments

The Company has entered into lease agreements to rent office space, which has been accounted for as operating leases. The Company also entered into various lease agreements for office equipment and transportation equipment. Rental expense for the year ended December 31, 2002 was $578,188. Future minimum lease payments required under these operating leases are as follows:

For the year ending December 31, 2003	$	519,352
2004		166,551
2005		19,796
2006		8,444
	$	714,143

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2002, the Company has net capital of $2,128,638, which is $2,024,338 in excess of its required minimum net capital of $104,300 (the greater of $100,000 or 6.67% of $1,563,725 aggregate indebtedness). At December 31, 2002, the Company's net capital ratio is .73 to 1.

Note 10 – 401(k) Plan

The Company has a 401(k) plan. To be eligible, the employees must meet certain age and service requirements. For the year ended December 31, 2002 employer contributions were $87,308.

ADDITIONAL INFORMATION

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT
ON ADDITIONAL INFORMATION

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

We have audited the financial statements of First Empire Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated January 24, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
January 24, 2003

FIRST EMPIRE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

COMPUTATION OF NET CAPITAL

From the statement of financial condition:	
Total stockholder's equity	$ 3,099,956
Less: Nonallowable assets	318,970
Haircuts on securities	652,348
Total Net Capital	2,128,638

COMPUTATION OF AGGREGATE INDEBTEDNESS

From the statement of financial condition:	
Total liabilities	36,184,318
Less: Open trading position with clearing broker short option	34,538,993
Securities sold, not yet purchased, at market	81,600
Total Aggregate Indebtedness	1,563,725

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	104,300
Excess net capital	$ 2,024,338
Ratio of aggregate indebtedness to net capital	.73 to 1

There is no material difference from the Company's computation of net capital (included in Part II A of Form X-17a-5 as of December 31, 2002) and the net capital as computed above.

First Empire Securities, Inc. is in compliance with the exemptive provisions of the Securities and Exchange Commission's rule 15c3-3. All customer transactions are cleared through the clearing broker, on a fully disclosed basis.

ALBRECHT, VIGGIANO, ZURECK
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
25 SUFFOLK COURT
HAUPPAUGE, NY 11788
(631) 434-9500

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
First Empire Securities, Inc.
Hauppauge, New York

In planning and performing our audit of the financial statements of First Empire Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
January 24, 2003